ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-202524
Dated April 22, 2016

HSBC USA Inc. Market Linked Notes
Linked to the SPDR® EURO STOXX 50® ETF due on or about April 30, 2021

Investment Description

These Market Linked Notes (the "Securities") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the performance of the SPDR® EURO STOXX 50® ETF (the "Underlying Index Fund"). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Underlying Index Fund Return is greater than zero, HSBC will repay a return equal to 100% of the Underlying Index Fund Return, subject to a Maximum Gain of [153.00-163.00]% (to be determined on the Trade Date). If the Underlying Index Fund Return is negative, you will lose 1% of your Principal Amount for each 1% that the Underlying Index Fund Return is less than zero, subject to a Minimum Payment of 95% of the Principal Amount. In no event will the payment at maturity be less than the Minimum Payment of 95% of the Principal Amount. **Investing in the Securities involves significant risks. You will not receive interest or dividend payments during the term of the Securities. You may lose up to 5% of your Principal Amount. The stated payout, including the Minimum Payment, applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal at maturity, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

- **Growth Potential:** The payment at maturity on the Securities will depend on the Underlying Index Fund Return. If the Underlying Index Fund Return is positive, investors will participate in that positive return, up to the Maximum Gain of [153.00-163.00]% (to be determined on the Trade Date).
- **Downside Exposure Limited by the Minimum Payment:** If the Underlying Index Fund Return is zero or less, you will lose 1% of your Principal Amount for each 1% that the Underlying Index Fund Return is less than zero, subject to the Minimum Payment of 95% of the Principal Amount. If the Underlying Index Fund Return is less than -5%, HSBC will repay the Minimum Payment of 95% of the Principal Amount at maturity. The Minimum Payment applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	April 27, 2016
Settlement Date	April 29, 2016
Final Valuation Date[2]	April 27, 2021
Maturity Date[2]	April 30, 2021

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.
[2] See page 4 for additional details.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING INDEX FUND, WHICH CAN RESULT IN A LOSS OF UP TO 5% PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 6 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-1 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

HSBC is offering Market Linked Notes linked to the SPDR® EURO STOXX 50® ETF. The Securities are subject to a predetermined Maximum Gain. The Securities are offered at a minimum investment of 100 Securities at the Price to Public described below. The Initial Price and Maximum Gain will be determined on the Trade Date.

Underlying Index Fund	Initial Price	Maximum Gain	Minimum Payment	CUSIP / ISIN
SPDR® EURO STOXX 50® ETF	•	153.00%-163.00%	95% of the Principal Amount	40434N333 / US40434N3338

See "Additional Information About HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The Securities offered will have the terms specified in the accompanying prospectus dated March 5, 2015, the accompanying prospectus supplement dated March 5, 2015, the accompanying ETF Underlying Supplement dated March 5, 2015 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for a description of the distribution arrangements.

The Estimated Initial Value of the Securities on the Trade Date is expected to be between $9.30 and $9.70 per Security, which will be less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 6 of this document for additional information.

	Price to Public[(1)]	Underwriting Discount[(1)]	Proceeds to Issuer
Per Security	$10.00	$0.30	$9.70
Total	•	•	•

[(1)] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc. **HSBC Securities (USA) Inc.**

Additional Information About HSBC USA Inc. and the Securities

This free writing prospectus relates to the offering of Securities linked to the Underlying Index Fund. As a purchaser of a Security, you will acquire a senior unsecured debt instrument linked to the Underlying Index Fund, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Securities relates to the Underlying Index Fund, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Underlying Index Fund, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this free writing prospectus and in "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including the ETF Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the ETF Underlying Supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the ETF Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- ETF Underlying Supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm
- Prospectus supplement dated March 5, 2015:

  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
- Prospectus dated March 5, 2015:

  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated March 5, 2015, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 5, 2015 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated March 5, 2015.

Investor Suitability

The Securities may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Securities, including the loss of up to 5% your Principal Amount.

♦ You believe the Underlying Index Fund will appreciate over the term of the Securities.

♦ You do not seek unlimited return potential and are willing to invest in the Securities based on the Maximum Gain, which may limit your return at maturity. The actual Maximum Gain will be determined on the Trade Date.

♦ You would be willing to invest in the Securities if the Maximum Gain was set equal to the bottom of the range indicated on the cover hereof (the actual Maximum Gain will be set on the Trade Date).

♦ You understand and accept the risks associated with the Underlying Index Fund. See "Key Risks" beginning on page 6 of this document for additional information.

♦ You are willing to accept the risk and return profile of the Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

♦ You do not seek current income from your investment and are willing to forgo dividends paid on the Underlying Index Fund or the stocks included in the Underlying Index Fund.

♦ You seek an investment with returns based on the performance of companies located within the Eurozone.

♦ You are willing to hold the Securities to maturity and accept that there may be little or no secondary market for the Securities.

♦ You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 5% of your Principal Amount.

♦ You believe that the price of the Underlying Index Fund will decline during the term of the Securities and is likely to close below its Initial Level on the Final Valuation Date.

♦ You seek unlimited return potential and are unwilling to invest in the Securities based on the Maximum Gain, which may limit your return at maturity. The actual Maximum Gain will be determined on the Trade Date.

♦ You are unwilling to invest in the Securities if the Maximum Gain was set equal to the bottom of the range indicated on the cover hereof (the actual Maximum Gain will be set on the Trade Date).

♦ You do not understand or accept the risks associated with the Underlying Index Fund. See "Key Risks" beginning on page 6 of this document for additional information.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You seek current income from your investment or prefer to receive the dividends paid on the Underlying Index Fund or the stocks included in the Underlying Index Fund.

♦ You do not seek an investment with returns based on the performance of companies located within the Eurozone.

♦ You are unable or unwilling to hold the Securities to maturity or you seek an investment for which there will be an active secondary market.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, for any payment on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also carefully review "Key Risks" beginning on page 6 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement.

Indicative Terms	
Issuer	HSBC USA Inc.
Issue Price	$10.00 per Security
Principal Amount	$10.00 per Security
Term	Approximately 5 years
Trade Date[1]	April 27, 2016
Settlement Date[1]	April 29, 2016
Final Valuation Date[1]	April 27, 2021, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date[1]	April 30, 2021, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Underlying Index Fund	SPDR® EURO STOXX 50® ETF (Ticker: FEZ)
Minimum Payment	95% of the Principal Amount
Maximum Gain	[153.00-163.00]%. The actual Maximum Gain will be determined on the Trade Date.
Payment at Maturity (per $10 Security)[2]	**If the Underlying Index Fund Return is greater than zero**, HSBC will pay a cash payment per Security that provides you with the lesser of: a) $10 + ($10 × Underlying Index Fund Return); and b) $10 + ($10 × Maximum Gain) **If the Underlying Index Fund Return is less than or equal to zero,** HSBC will pay you a cash payment per Security that provides you with the greater of: a) $10 + ($10 × Underlying Index Fund Return); and b) Minimum Payment Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Underlying Index Fund Return is below zero, subject to the Minimum Payment. For example, if the Underlying Index Fund Return is -2%, you will suffer a 2% loss and receive 98% of the Principal Amount, subject to the credit risk of HSBC. **If the Underlying Index Fund Return is less than zero, you will be exposed to the first 5% decline of the Underlying Index Fund and you will lose up to 5% of your investment.**
Underlying Index Fund Return	$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price	The Official Closing Price of the Underlying Index Fund on the Trade Date.
Final Price	The Official Closing Price of the Underlying Index Fund on the Final Valuation Date.
Official Closing Price	The Official Closing Price on any scheduled trading day will be the closing price of the Underlying Index Fund as determined by the calculation agent and based on the value displayed on Bloomberg Professional® service page "FEZ UP <EQUITY>", or on any successor page on the Bloomberg Professional® service or on any successor service, as applicable.
Calculation Agent	HSBC USA Inc. or one of its affiliates
CUSIP / ISIN	40434N333 / US40434N3338
Estimated Initial Value	The Estimated Initial Value of the Securities will be less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 5% OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

---

[1] Expected. In the event any change is made to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.
[2] Payment at maturity and any repayment of principal is provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Trade Date	The Initial Price is determined and the Maximum Gain is set.

Maturity Date	The Final Price and Underlying Index Fund Return are determined on the Final Valuation Date. If the Underlying Index Fund Return is greater than zero, HSBC will pay a cash payment per Security that provides you with the lesser of: a) $10 + ($10 × Underlying Index Fund Return); and b) $10 + ($10 × Maximum Gain) If the Underlying Index Fund Return is less than or equal to zero, HSBC will pay you a cash payment per Security that provides you with the greater of: a) $10 + ($10 × Underlying Index Fund Return); and b) Minimum Payment Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Underlying Index Fund Return is below zero, subject to the Minimum Payment. For example, if the Underlying Index Fund Return is -2%, you will suffer a 2% loss and receive 98% of the Principal Amount, subject to the credit risk of HSBC. **Under these circumstances, you will lose up to 5% of your Principal Amount.**

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but you are urged to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. You are also urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity** – The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Underlying Index Fund and will depend on whether, and to the extent which, the Underlying Index Fund Return is positive or negative. If the Final Price is zero or less, you will lose 1% of your Principal Amount for each 1% that the Underlying Index Fund Return is less than zero, subject to a Minimum Payment of 95% of the Principal Amount. **_Under these circumstances, you will lose up to 5% of the Principal Amount._**

♦ **The appreciation on the Securities is limited by the Maximum Gain** – You will not participate in any appreciation of the Underlying Index Fund Return beyond the Maximum Gain. The Maximum Gain will be between 53% and 63%, to be determined on the Trade Date. You will not receive a return on the Securities greater than the Maximum Gain.

♦ **The Minimum Payment Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the Underlying Index Fund Return is positive at that time. You can receive the full benefit of the Minimum Payment from HSBC only if you hold your Securities to maturity.

♦ **The Securities Are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

♦ **The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any** – The Estimated Initial Value of the Securities will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We will determine the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date May Be Less than the Price to Public** – The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities, the underwriting discount and the costs associated with structuring and hedging our obligations under the Securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Index Fund and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Securities** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 12 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Securities based on changes in market conditions and other factors that cannot be predicted.

- **No Interest Payments** – HSBC will not make any interest payments with respect to the Securities.

- **Owning the Securities Is Not the Same as Owning the Underlying Index Fund or the Stocks Comprising the Underlying Index Fund** – The return on your Securities may not reflect the return you would realize if you actually owned the Underlying Index Fund or the stocks included in the Underlying Index Fund. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in the Underlying Index Fund would have. The Underlying Index Fund Return excludes any cash dividend payments paid on the securities held by the Underlying Index Fund.

- **The Securities Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event HSBC is unable to pay its obligations when due, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

- **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities. This price, if any, will exclude any fees or commissions paid when the Securities were purchased and therefore will generally be lower than such purchase price.

- **There Is Limited Anti-Dilution Protection** – For certain events affecting the Underlying Index Fund, such as stock splits or extraordinary dividends, the Calculation Agent may make adjustments to the Final Price which may affect your Payment at Maturity. However, the Calculation Agent is not required to make an adjustment for every corporate action that affects the Underlying Index Fund. If an event occurs that does not require the Calculation Agent to adjust the Final Price, the market price of the Securities and the Payment at Maturity may be materially and adversely affected.

- **An Underlying Index Fund and Its Underlying Index Are Different** – The performance of an Underlying Index Fund may not exactly replicate the performance of its underlying index, because the Underlying Index Fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an Underlying Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Underlying Index Fund or due to other circumstances. An Underlying Index Fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

- **The Performance and Market Value of the Underlying Index Fund During Periods of Market Volatility May Not Correlate with the Performance of its Underlying Index as well as the Net Asset Value per Share of the Underlying Index Fund** – During periods of market volatility, securities underlying the Underlying Index Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Underlying Index Fund and the liquidity of the Underlying Index Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Underlying Index Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlying Index Fund. As a result, under these circumstances, the market value of shares of the Underlying Index Fund may vary substantially from the net asset value per share of the Underlying Index Fund. For all of the foregoing reasons, the performance of the Underlying Index Fund may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Underlying Index Fund, which could materially and adversely affect the value of the Securities in the secondary market and/or reduce your payment at maturity.

- **The Probability that the Underlying Index Fund Will Fall Below its Initial Level on the Final Valuation Date Will Depend on the Volatility of the Underlying Index Fund** – "Volatility" refers to the frequency and magnitude of changes in the price of the Underlying Index Fund. Greater expected volatility with respect to the Underlying Index Fund reflects a higher expectation as of the Trade Date that the Underlying Index Fund could close below its Initial Price on the Final Valuation Date, resulting in the loss of up to 5% of your investment. However, an index fund's volatility can change significantly over the term of the Securities. The level of the Underlying Index Fund could fall sharply, which could result in a loss of up to 5% of your investment.

- **The Underlying Index Fund Is Subject to Management Risk** – The Underlying Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Underlying Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the Underlying Index Fund's underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the Underlying Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Underlying Index Fund is subject to the risk that the investment strategy of the Underlying Index Fund's investment advisor may not produce the intended results.

- **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may engage in business with the issuers of the stocks comprising the Underlying Index Fund, which could affect the price of such stocks or the price of the Underlying Index Fund and thus, may present a conflict between the obligations of HSBC and you, as a holder of the Securities. Additionally, potential conflicts of interest may exist between the Calculation Agent, which may be HSBC or any of its affiliates, and you with respect to certain determinations and judgments that the Calculation Agent must make, which include determining the Payment at Maturity based on the Final Price as well as whether to postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Underlying Index Fund or the price of the stocks included in the Underlying Index Fund, and therefore, the market value of the Securities.

♦ **The Amount Payable on the Securities Is Not Linked to the Price of the Underlying Index Fund at any Time Other than on the Final Valuation Date** – The Final Price will be based on the Official Closing Price of the Underlying Index Fund on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of the Underlying Index Fund appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a price that is below its Initial Level, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Underlying Index Fund prior to such decrease. Although the actual price of the Underlying Index Fund on the Maturity Date or at other times during the term of the Securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Underlying Index Fund on the Final Valuation Date.

♦ **Risks Associated with Non-U.S. Companies** – The price of the Underlying Index Fund depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Underlying Index Fund and, as a result, the value of the Securities.

♦ **The Price of the Underlying Index Funds is Subject to Currency Exchange Risk** – Because the price of the Underlying Index Fund is related to the U.S. dollar value of the stocks underlying the EURO STOXX 50® Index (the "SX5E"), holders of the Securities will be exposed to currency exchange rate risk with respect to the euro. Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, those currencies, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region. An investor's net exposure will depend on the extent to which the euro strengthens or weakens against the U.S. dollar. If, taking into account such weighting, the dollar strengthens against the euro, the net asset value and the price of the Underlying Index Fund will be adversely affected and the payment at maturity on the Securities may be reduced.

Of particular importance to potential currency exchange risk are:
   – existing and expected rates of inflation;
   – existing and expected interest rate levels;
   – the balance of payments; and
   – the extent of governmental surpluses or deficits in the countries represented by the securities held by the Underlying Index Fund and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries represented by the securities held by the Underlying Index Fund and the United States and other countries important to international trade and finance.

♦ **Economic and Market Factors Affecting the Terms and Market Price Prior to Maturity** – Because structured notes, including the Securities, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Securities at issuance and the market price of the Securities prior to maturity. These factors include the price of the Underlying Index Fund; the volatility of the stocks held by the Underlying Index Fund; the dividend rate paid on stocks held by the Underlying Index Fund; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦ **Potential HSBC and UBS Impact on Price** – Trading or transactions by HSBC, UBS Financial Services Inc. or any of their respective affiliates in shares of the Underlying Index Fund, the stocks comprising the Underlying Index Fund or in futures, options, exchange-traded funds or other derivative products on these securities, may adversely affect the market value of the stocks comprising the Underlying Index Fund, the price of the Underlying Index Fund, and, therefore, the market value of your Securities.

♦ **Tax Treatment** – We intend to treat the Securities as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Securities, you agree to treat the Securities as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Securities are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Securities until maturity. For a discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "What Are the Tax Consequences of the Securities?" below and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Underlying Index Fund relative to the Initial Price. We cannot predict the Final Price. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Underlying Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions[*]:

Investment term:	5 years
Hypothetical Initial Price:	$30.00
Hypothetical Minimum Payment:	$28.50 (95.00% of the hypothetical Initial Price)
Hypothetical Maximum Gain:	53.00% (the low end of the range of [53.00-63.00]%)

[*] The actual Initial Price, Minimum Payment and Maximum Gain for the Securities will be determined on the Trade Date.

Example 1— **The price of the Underlying Index Fund *increases* from an Initial Price of $30.00 to a Final Price of $60.00.** The Underlying Index Fund Return is greater than the hypothetical Maximum Gain and expressed as a formula:

Underlying Index Fund Return = ($60.00 - $30.00) / $30.00 = 100.00%

Payment at Maturity = Maximum Gain ($15.30)

Because the Underlying Index Fund Return is greater than the hypothetical Maximum Gain, the Payment at Maturity is equal to the Maximum Gain of $15.30 per $10.00 Principal Amount of Securities, and the return on the Securities is 53.00%.

Example 2— **The price of the Underlying Index Fund *increases* from an Initial Price of $30.00 to a Final Price of $33.00.** The Underlying Index Fund Return is greater than zero but less than the hypothetical Maximum Gain and expressed as a formula:

Underlying Index Fund Return = ($33.00 - $30.00) / $30.00 = 10.00%

Payment at Maturity = $10 + ($10 × 10.00%) = $11.00

Because the Underlying Index Fund Return is greater than zero but less than the hypothetical Maximum Gain, the Payment at Maturity per Security is equal to $11.00 per $10.00 Principal Amount of Securities, and the return on the Securities is 10.00%.

Example 3— **The price of the Underlying Index Fund *decreases* from an Initial Price of $30.00 to a Final Price of $29.40.** The Underlying Index Fund Return is negative and expressed as a formula:

Underlying Index Fund Return = ($29.40 - $30.00) / $30.00 = -2.00%

Payment at Maturity = $9.80

Because the Underlying Index Fund Return is less than zero but greater than the Minimum Payment on the Final Valuation Date, HSBC will pay you a Payment at Maturity equal to $9.80 per $10.00 Principal Amount of Securities, and the return on the Securities is -2.00%.

Example 4— **The price of the Underlying Index Fund *decreases* from an Initial Price of $30.00 to a Final Price of $15.00.** The Underlying Index Fund Return is negative and expressed as a formula:

Underlying Index Fund Return = ($15.00 - $30.00) / $30.00 = -50.00%

Payment at Maturity = Minimum Payment ($9.50)

Because the Underlying Index Fund Return is less than -5% on the Final Valuation Date, the Securities will receive the Minimum Payment of $9.50 per $10.00 Principal Amount of Securities. Therefore, the return on the Securities is -5.00%.

If the Final Price is below its Initial Level on the Final Valuation Date, you will lose up to 5% of your Principal Amount at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities.

Performance of the Underlying Index Fund			Performance of the Securities	
Hypothetical Final Price	Hypothetical Underlying Index Fund Return[1]	Maximum Gain	Payment at Maturity	Return on Securities at Maturity[2]
$60.00	100.00%	53.00%	$15.30	53.00%
$54.00	80.00%	53.00%	$15.30	53.00%
$48.00	60.00%	53.00%	$15.30	53.00%
$45.90	53.00%	53.00%	$15.30	53.00%
$42.00	40.00%	53.00%	$14.00	40.00%
$36.00	20.00%	53.00%	$12.00	20.00%
$33.00	10.00%	53.00%	$11.00	10.00%
$30.00	0.00%	53.00%	$10.00	0.00%
$29.40	-2.00%	53.00%	$9.80	-2.00%
$28.50	-5.00%	53.00%	$9.50	-5.00%
$27.00	-10.00%	53.00%	$9.50	-5.00%
$24.00	-20.00%	53.00%	$9.50	-5.00%
$18.00	-40.00%	53.00%	$9.50	-5.00%
$12.00	-60.00%	53.00%	$9.50	-5.00%
$6.00	-80.00%	53.00%	$9.50	-5.00%
$0.00	-100.00%	53.00%	$9.50	-5.00%

[1] The Underlying Index Fund Return excludes cash dividend payments on the stocks included in the Underlying Index Fund.

[2] This "Return on Securities" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 Principal Amount Security to the purchase price of $10 per Security.

What Are the Tax Consequences of the Securities?

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. We intend to treat the Securities as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Securities, you agree to treat the Securities as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat the Securities as contingent payment debt instruments. Assuming the Securities are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Securities until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes," in order to illustrate the application of the noncontingent bond method to the Securities, we have estimated that the comparable yield of the Securities, solely for U.S. federal income tax purposes, will be 2.575% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Securities that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,135.79 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Security for $1,000, and holds the Security until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Securities in each year:

Year	OID
2016	$17.35
2017	$26.20
2018	$26.87
2019	$27.56
2020	$28.27
2021	$9.53

However, the ordinary income reported in the taxable year the Securities mature will be adjusted to reflect the actual payment received at maturity. A U.S. holder will be required to recognize additional OID income equal to the amount of any net positive adjustment, i.e., the excess of the actual payment over the projected payment. A net negative adjustment, i.e., the excess of the projected payment over the actual payment, will first reduce the amount of OID in respect of the Securities that a U.S. holder would otherwise be required to include in income in the taxable year and, to the extent of any excess, will give rise to an ordinary loss equal to the amount of all previous OID inclusions under the Securities. Any remaining negative adjustment will reduce the U.S. holder's amount realized on the retirement of the Securities.

U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon market conditions on the date the Securities are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 9th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Securities. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Securities.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Security. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Securities might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Underlying Index Fund would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Underlying Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Underlying Index Fund and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Underlying Index Fund is or becomes a PFIC or USRPHC.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Securities issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Securities will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

The Underlying Index Fund is an investment portfolio maintained and managed by the SSgA Funds Management, Inc. ("SSgA"). SSgA is the investment advisor to each of ten separate investment portfolios, including the Underlying Index Fund, all of which are offered by the SPDR® Series Trust, a registered investment company. The Underlying Index Fund trades on the NYSE Arca under the ticker symbol "FEZ."

Information provided to or filed with the SEC by the SPDR® Series Trust under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC's website at http://www.sec.gov. Additional information about SSgA and the Underlying Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

The Underlying Index Fund seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the SX5E. The SX5E is designed to represent the performance of some of the largest companies across components of the 20 EURO STOXX Supersector Indexes.

The FEZ utilizes a "replication" investment approach in attempting to track the performance of the SX5E. The FEZ typically invests in substantially all of the securities which comprise the SX5E in approximately the same proportions as the SX5E. The FEZ will normally invest at least 80% of its total assets in common stocks that comprise the SX5E.

Historical Performance of the Underlying Index Fund

The following graph sets forth the historical performance of the Underlying Index Fund based on the daily historical closing prices from January 1, 2008 to April 13, 2016, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Underlying Index Fund should not be taken as an indication of future performance.



The Official Closing Price of the Underlying Index Fund on April 13, 2016 was $33.44.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/1/2008	3/31/2008	62.76	52.71	56.35
4/1/2008	6/30/2008	60.36	51.31	51.31
7/1/2008	9/30/2008	52.22	41.13	42.59
10/1/2008	12/31/2008	42.59	26.35	34.35
1/1/2009	3/31/2009	34.93	22.28	27.15
4/1/2009	6/30/2009	36.63	27.15	33.3
7/1/2009	9/30/2009	42.18	31.35	41.33
10/1/2009	12/31/2009	43.55	39.58	41.48
1/1/2010	3/31/2010	43.1	35.37	38.9
4/1/2010	6/30/2010	40.55	30.01	30.57
7/1/2010	9/30/2010	37.16	30.57	36.71
10/1/2010	12/31/2010	40.47	34.04	36.84
1/1/2011	3/31/2011	41.34	35.28	40.71
4/1/2011	6/30/2011	44.03	37.61	40.595
7/1/2011	9/30/2011	41.18	26.49	28.28
10/1/2011	12/31/2011	34.92	27.24	29.51
1/1/2012	3/31/2012	33.92	28.59	32.46
4/1/2012	6/30/2012	32.76	25.83	28.22
7/1/2012	9/30/2012	33.41	25.47	31.03
10/1/2012	12/31/2012	34.79	30.54	34.66
1/1/2013	3/31/2013	36.4	32.78	33.04
4/1/2013	6/30/2013	36.58	32.44	33.11
7/1/2013	9/30/2013	39.13	32.8	38.38
10/1/2013	12/31/2013	42.2	38.38	42.2
1/1/2014	3/31/2014	42.66	38.94	42.66
4/1/2014	6/30/2014	45.11	42.16	43.27
7/1/2014	9/30/2014	43.81	39.26	39.7
10/1/2014	12/31/2014	39.7	35.94	36.86
1/1/2015	3/31/2015	39.67	34.86	38.82
4/1/2015	6/30/2015	40.71	37.43	37.43
7/1/2015	9/30/2015	39.59	33.18	33.85
10/1/2015	12/31/2015	37.05	33.74	34.43
1/1/2016	3/31/2016	34.43	29.92	33.23
4/1/2016*	4/13/2016*	33.44	31.73	33.44

* This free writing prospectus includes for the second quarter of 2016 data for the period from April 1, 2016 through April 13, 2016. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2016.

The SX5E

We have derived all information contained in this document regarding the SX5E, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, STOXX Limited. STOXX Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the SX5E at any time.

STOXX Limited Publishes the SX5E

The SX5E was created by STOXX Limited, which is wholly owned by Deutsche Börse AG. Publication of the SX5E began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991. The SX5E is reported daily on the Bloomberg Professional® service under the symbol "SX5E" and on the STOXX Limited website. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this document.

SX5E Composition and Maintenance

The SX5E is composed of 50 component stocks from of market sectors from within the 19 EURO STOXX Supersector indices, which represent the Eurozone portion of the STOXX Europe 600 Supersector indices. The STOXX 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; and utilities.

The SX5E is weighted by free float market capitalization. Each component's weight is capped at 10% of the SX5E's total free float market capitalization. Free float weights are reviewed quarterly and the SX5E composition is reviewed annually September.

Within each of the 19 EURO STOXX Supersector indices, the component stocks are ranked by free float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free float market capitalization of the corresponding EURO STOXX Total Market Index Supersector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current SX5E components are added to the selection list. The stocks on the selection list are ranked by free float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the SX5E ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest remaining stocks on the selection list are added until the SX5E contains 50 stocks.

Index Calculation

The SX5E is calculated with the "Laspeyres formula", which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the Index}}{\text{divisor of the Index}}$$

The "free float market capitalization of the Index" is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each component stock as of the time the SX5E is being calculated.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of SX5E values despite changes due to corporate actions.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Underlying Index Fund Return. If a Market Disruption Event exists with respect to the Underlying Index Fund on that scheduled trading day, then the accelerated Final Valuation Date for the Underlying Index Fund will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, which is the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover of this free writing prospectus.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the accompanying prospectus supplement.